Private Market Investing Explained

Some of the most potentially alluring investment opportunities today can be found outside the public markets. Moreover, the market for such investments has been rapidly expanding, even as the public market has been contracting.

"In the year 2000, there were 8,000 publicly traded stocks, and today there's around 3,700," Mitch Reiner, founding partner at Altera Investments told *US News and World Report*. That's nearly a 50% decline in public investment options in just over 20 years. Meanwhile, according to McKinsey's Private Markets Annual Review, private market assets under management grew 170% within the last decade.

With those facts in mind, here's a brief guide to private market investing.

What is Private Market Investing?

Simply put, private market investing refers to investments made in the equity or debt of companies that are not listed on a stock exchange. In other words, these are companies that have not "gone public." This form of investing helps increase the value of a company, which gives an investor the opportunity to realize outstanding gains from a trade sale, buyout, recapitalization, or IPO.

Access to these opportunities for individual investors has traditionally been rather limited. In the past, one had to meet the criteria of an accredited investor before being allowed to take on the risk that investing in private markets entails.

However, introduction of the SEC's Regulation A has opened the door for people who don't fall into that category. In fact, individual investors can now take advantage of these opportunities with a platform such as Yieldstreet's alternative investment strategies.

Characteristics of the Private Market

The McKinsey Report mentioned earlier also notes that private equity (PE) has outpaced other asset classes and, since 2008, has experienced less volatility than the market in general. Moreover, with net returns of over 14%, PE has also outpaced its public market equivalents.

Further, the US Private Equity Index boasts a 10.48% 20-year return, while the S&P 500 only managed 5.91% over those same two decades. These results have led investors to pay more attention to the private market.

With relaxed regulatory restrictions in play, many companies are opting to stay private, as they no longer really need the public exchanges to raise capital. This is amplified by the fact that since there has been an increase in liquidity in the private marketplace, companies also have a lot more room to grow.

The relaxed regulatory environment has also freed companies of certain regulatory reporting requirements, which gives them more flexibility. These factors have contributed to the increased value of private companies, which in turn is attracting even more investment dollars since the potential for the generation of substantial returns has also increased.

The Differences Between Private and Private Market Investing

The primary difference between the two marketplaces is liquidity. Investing in a privately held company still comes with more restrictions than investing in public companies. While the latter category has easy-to-trade stocks and bonds, meaning an investor can liquidate their position pretty much any time they'd like by selling to another investor. On the other hand, this liquidity also contributes to their volatility.

Still, overall, public market investments tend to entail different risks— though they are far from risk free. For this reason, private market investing may be better for people who can afford to have their money tied up for a while and will not suffer a severe financial setback if the investment fails to perform.

Public companies are subject to strict regulation and must issue periodic reports   eir performance. This makes it easy to research them to determine whether an investment has

a good chance of generating returns. Meanwhile, the exact opposite is true of private companies.

Why Invest in Private Markets?

Simply put, the potential for reward is greater.

Investing in private markets affords investors the opportunity to realize a premium for the lack of liquidity they agree to take on. In other words, because private markets tie up an investor's money for longer periods of time, they can often offer a higher return. Moreover, there exists a much wider variety of investment opportunities in private markets than in public. As we noted previously, the number and ways of private market investing are increasing, even while the number of public market offerings are on the decline.

The access the private market grants to younger and smaller companies also provides the opportunity to realize larger gains than can be obtained in the public market, where companies tend to be both bigger and more mature. Alphabet, Amazon, Apple, and Meta are high-performing stocks, but their size, age and success make shares very costly to acquire. Meanwhile, the same money required to get a toehold in one of those companies will get you a much larger stake in smaller, privately held concerns.There are other significant benefits to be derived from backing a nascent enterprise and sticking with it. The average age of a company issuing an IPO is between 8 and 10 years of age, according to the California Legislative Analyst's Office. And, while people tend to get really excited about the potential for gains when a company issues an IPO, the reality is that the highest investor returns typically go to those who backed the company early on in its development.

Another reason to invest in private markets is diversification[1]. Spreading capital over a wide variety of investment options that encompass a broader representation of the economy is healthier for an investment portfolio. To this end, the private market can provide size diversification. Public market investments tend to lock investors into larger companies, while private companies are usually smaller.

And again, private market investments have outperformed public assets considerably. Over the past 15 years, private equity has marked 14% annualized returns, while the S&P 500 posted 9.3%, the Russell 3000 returned 10%, and MSCI World delivered 7.2%.

What Does Investing In Private Markets Entail?

Although the SEC has relaxed rules concerning private market investing, it remains next to impossible for the average investor to enter the market on their own. Thus, the most common way for retail investors is through a managed fund. After all, the degree of due diligence one must exercise to get an idea of the viability of such an investment is substantial — far more than a public investment, in which all the data you need is published and readily available.

and readily available.

"Successful private placement investors will often invest millions of dollars across hundreds of companies to have a hope of finding one which becomes successful," investment advisor Joshua Troesh told U.S. News. "They also pay for their own due diligence by hiring accountants, lawyers, financial advisors, and other professionals to pore over the company's documents and plans before they invest."

That's why the financial cognoscenti advise working with a professional fund manager with a strong track record in their respective area.

The Risks of Private Market Investing

As with public investments, there are no guarantees of success. However, this is even more of a concern in the case of private market investing, because so little is published about companies in question. It can be extremely difficult for the average retail investor to do the necessary due diligence.

Exacerbating this concern is the fact that so many small companies fail.

Private equity tends to favor tech, pharmaceuticals, and biotech, all of which have sizable investment requirements — as well as the potential to generate huge returns.

However, these are also among the riskiest fields in which to invest. A lackluster management team, an unreceptive marketplace, or unanticipated competition can render an emerging enterprise impotent. On average, just two of every 12 such concerns produce significant returns for investors.

There is also the decided lack of liquidity of these investments. Small companies, especially startups, can take a while to produce returns. Most private equity investors resign themselves to a four-to-seven period during which they see no return at all. This means that finding someone to buy you out can be a difficult undertaking. Meanwhile, traditional public asset classes such as stocks, mutual funds and exchange-traded funds (ETFs) can be bought and sold quite readily.

Accessing the Private Market

Until recently, the private market was solely the domain of high net worth investors. After all, these people could more readily absorb losses when they occurred and have the connections to make deals happen before they reach the public. However, the other side of this is that mainstream investors have long been denied the opportunity to benefit from the growth potential of well-run private businesses.

Regulation A gives companies the ability to raise as much as $75 million in equity investment from the public — and remain exempt from registering the offering. This has crea opportunities such as equity crowdfunding, which can increase investment options for regular people who have traditionally been limited to products such as public bonds, stocks and savings accounts.

Offerings such as the Yieldstreet Prism Fund seek to generate income by investing across private asset classes such as Art, Commercial, Consumer, Legal, Real Estate, and Corporate.

Its diverse[2] specialty finance holdings are sourced from private market opportunities that have been historically off-limits to retail investors. However, retail investors can now access those elusive asset classes in a single investment as low as $500.

Learn more about the Yieldstreet Prism Fund today.

[1]*Diversification does not ensure a profit or protect against a loss in a declining market.*

[2]*. The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Published: 02/10/2022

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